[redacted]

08027924

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
25936

SEC Mail Processing Section

FEB 29 2008

Washington, DC
112

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Wall Street Access

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 Battery Place
(No. and Street)

New York	New York	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Arthur Goetchius (212) 709-9439
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED
MAR 26 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Arthur Goetchius, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wall Street Access, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Arthur Goetchius
Signature

Chief Operating Officer
Title

Sworn to before me on this 28th day of February 2008

Enrico De Maio
Notary Public

ENRICO M. DE MAIO
Notary Public, State of New York
Reg. No. 02DE6149123
Qualified in New York County
Commission Expires: 07/03/2010

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WALL STREET ACCESS (a general partnership)

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2007

WALL STREET ACCESS (a general partnership)

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Partners of
Wall Street Access (a general partnership)

We have audited the accompanying statement of financial condition of Wall Street Access (a general partnership) (the "Partnership") as of December 31, 2007. This statement of financial condition is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Wall Street Access (a general partnership) as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
February 28, 2008

WALL STREET ACCESS (a general partnership)

STATEMENT OF FINANCIAL CONDITION

December 31, 2007

ASSETS		
Cash and cash equivalents	$	874,125
Cash, segregated for the exclusive benefit of customers		190,000
Securities owned, at fair value		331,751,762
Receivables from clearing brokers		952,218
Receivable from affiliates		6,697,801
Property and equipment, net		530,357
Commissions and fees receivable		309,905
Accrued interest receivable		2,241,743
Prepaid expenses and other assets		657,576
	$	344,205,487
LIABILITIES AND PARTNERS' CAPITAL		
Liabilities:		
Securities sold, not yet purchased, at fair value	$	262,375,271
Payable to clearing brokers		31,072,012
Employee compensation payable		3,559,765
Accounts payable and accrued expenses		2,624,407
Total liabilities		299,631,455
Partners' capital		44,574,032
Total liabilities and partners' capital	$	344,205,487

See accompanying notes to financial statements.

1. Nature of business

Wall Street Access (the "Partnership") is a New York general partnership between DPK Securities, LLC and Denis P. Kelleher, LLC (the "General Partners"). The General Partners are single-member LLCs owned by Wall Street Access, LLC. Wall Street Access, LLC is owned 80% by Wall Street Access Corporation and 20% by an unaffiliated third party. The Partnership provides securities research and brokerage execution to institutional customers and acts as a fixed income securities dealer to institutional customers and other broker dealers. In addition, the Partnership is engaged in proprietary trading of securities for its own account.

The Partnership is a broker-dealer formed under the Securities Exchange Act and registered with the Securities and Exchange Commission (the "SEC"). The Partnership is a member of both the Financial Industry Regulatory Authority, Inc, ("FINRA") and the New York Stock Exchange, Inc. (the "NYSE").

2. Summary of significant accounting policies

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

Cash Equivalents

The Partnership considers all highly liquid investment instruments with original maturities of 90 days or less to be cash equivalents.

The Partnership maintains cash in bank deposit accounts which, at times, may exceed federally insured limits. The Partnership has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

Property and Equipment

Fixed assets and leasehold improvements are recorded at cost less depreciation and amortization, respectively, using the straight-line method over the estimated useful lives of the assets or, for leasehold improvements, the lesser of the useful life of the improvements or the term of the lease. Fixed assets are depreciated over three to five years.

Valuation of Securities

Securities owned and securities sold, not yet purchased, are recorded at fair value generally obtained from quoted market prices. The limited partnership investments are investments in hedge funds and are based on values obtained from the fund managers. The private equity investments and limited partnership investments are considered securities not readily marketable as there is no market on a securities exchange and no independent publicly quoted market. Because of the inherent uncertainty of valuation of the limited partnership and private equity investments, the estimated value may differ from the value that would have been used had a ready market existed for such investments, and the differences could be material.

2. Summary of significant accounting policies (continued)

Revenue Recognition

Transactions in securities owned and securities sold, not yet purchased, are recorded on a trade-date basis. Realized and unrealized gains and losses are reflected net in investment gains and losses on the statement of operations. Commission revenue and related commission expenses are recorded on a trade-date basis. The Partnership earns commissions as an introducing broker for the transactions of its customers and earns trading profits on fixed income securities.

Gains on securities trading are earned by the Partnership by making markets in high-grade corporate bonds and U.S. government agency securities.

Asset management revenue consists of fees collected from clients for management and servicing of their accounts and are recorded when earned and included in other income on the statement of operations.

Interest revenue represents the Partnership's participation in the net interest income on customer debit and credit balances through a clearing agreement with the Partnership's principal clearing broker. Interest income is recognized on an accrual basis. The Partnership also pays interest expense to its clearing broker to finance its inventory positions and earns coupon interest on these positions.

Order flow rebates, earned from various brokers in exchange for routing trades to them for execution, are recorded on a trade-date basis and included in other income on the statement of operations.

Commission Expense

The Company ensures that any soft dollar arrangements with customers fall within the safe harbor provisions of Rule 28(e) of the Securities Exchange Act of 1934 ("Rule 28(e)"), as amended, which provides for the payment of research, brokerage, quote services and other expenses permissible by Rule 28(e). Amounts due under these agreements are included in cash, segregated for the exclusive benefit of customers on the statement of financial condition.

Income Taxes

No federal or state income taxes have been provided as the Partners are responsible for these payments. The Partnership is subject to certain local taxes including New York City unincorporated business tax.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Summary of significant accounting policies (continued)

Fair Value of Financial Instruments

The financial instruments of the Partnership are reported in the statement of financial condition at fair value or at carrying amounts that approximate fair value because of the short maturity of the instruments.

3. Securities owned and securities sold, not yet purchased

The components of securities owned and securities sold, not yet purchased, include:

Securities owned at December 31, 2007:

Fixed income securities	$	296,899,796
U.S. equity securities investments		16,275,260
Limited partnership investments		9,551,895
U.S. mutual funds		1,911,489
Private equity investments		3,531,395
U.S. options		745,375
Foreign securities		701,526
Money market funds		2,135,026
	$	331,751,762

Securities sold, not yet purchased, at December 31, 2007:

Fixed income securities	$	262,305,171
U.S. options		70,100
	$	262,375,271

4. Property and equipment

Details of property and equipment at December 31, 2007 are as follows:

Furniture, fixtures and infrastructure	$	1,125,455
Computer and equipment		1,789,920
Leasehold improvements		1,431,900
Computer software		2,341,450
		6,688,725
Less accumulated depreciation and amortization		6,158,368
	$	530,357

5. Off-balance sheet risk

In the normal course of business, the Partnership enters into various transactions involving derivatives and other off-balance-sheet financial instruments.

Securities sold, not yet purchased, represent obligations of the Partnership to deliver the specified security at the contracted price and thereby create a liability to repurchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk, as the Partnership's ultimate obligation to satisfy the sale of securities sold, not yet purchased, may exceed the amount recognized in the statement of financial condition.

The only derivatives the Partnership has are listed option and futures contracts held for investment purposes. The credit risk for options is limited to the amount recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility.

The risk of customers' failure to settle securities transactions is borne by the Partnership. The Partnership's exposure to credit risk can be directly impacted by the volatile securities markets which may impair the ability of customers to satisfy their contractual obligations. To mitigate such risks, the Partnership has developed credit monitoring procedures. The Partnership indemnifies the clearing broker against certain losses the clearing broker may sustain from customer accounts introduced by the Partnership. As of December 31, 2007, there were no unsecured amounts related to these accounts that were owed to the clearing broker.

At December 31, 2007, all principal securities positions were in possession or control of the clearing broker with the exception of the private equity investments and limited partnership investments. Credit exposure may result in the event the clearing broker is unable to fulfill its contractual obligations.

6. Exemption from Rule 15c3-3

The Partnership is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

7. Commitments and contingencies

The Partnership has noncancelable operating leases for office space and computer equipment, which have the following annual minimum payments:

Year ending December 31,	
2008	$ 620,199
2009	114,975
	$ 735,174

The primary lease for office space expires in 2008. The office lease contains provisions for rent escalation based on increases in costs incurred by the lessor, which cannot exceed 3% per annum.

Rent expense, including equipment leasing, for the year ended December 31, 2007 was approximately $702,000.

7. Commitments and contingencies (continued)

The Partnership is involved in various claims and possible actions arising out of the normal course of business. It is the opinion of management, based on current knowledge and after consultation with counsel, that the outcome of such matters will not have a material adverse effect on the Partnership's financial statements.

At December 31, 2007, the Partnership had commitments to provide approximately $440,000 of additional capital to private equity investments.

8. Related party transactions

The Partnership has various receivables due from and payables due to related parties which largely represent reimbursements due for amounts received or paid on behalf of the affiliated entities. All amounts represent cash transactions and have no impact on the results of operations of the Partnership. The Partnership is under common ownership and/or control with Wall Street Advisor Services, LLC, Merger Insight, LLC and Wall Street Advanced Strategies, LLC.

As of December 31, 2007, the Partnership has a receivable from Wall Street Advisor Services, LLC of $62,183, a receivable from Wall Street Access Corp. of $6,521,033 and also has receivables due from other affiliates of $114,585. These amounts are included in due from affiliates in the statement of financial condition.

As of December 31, 2007, the Partnership has a payable due to Merger Insight, LLC of $552,515 and a payable due to Wall Street Access Advanced Strategies, LLC of $108,415. These amounts are included in accounts payable and accrued expenses in the statement of financial condition.

The Partnership has a service agreement with an affiliated entity whereby the Partnership provides general and administrative services in return for a monthly fee. Approximately $105,000 is reported as a reduction to other expenses in the statement of income related to this agreement.

The Partnership has an investment in two hedge funds that are associated with the Partnership. As of December 31, 2007, this investment was approximately $1,433,000 and is reported in limited partnership investments within securities owned. Certain administrative services are provided by the Partnership at no cost to the funds.

9. Concentration of revenue

During the year ended December 31, 2007, ten customers provided approximately 44% of total revenue with one customer providing approximately 11% of total revenue.

10. Net capital requirements

As a registered broker-dealer and member of the NYSE, the Partnership is subject to the SEC's Uniform Net Capital Rule 15c3-1. This rule requires that the Partnership maintain minimum net capital, as defined, of 6-2/3% of aggregate indebtedness or $250,000, whichever is greater. The Partnership had net capital at December 31, 2007, of approximately $5,886,000, which exceeded its respective net capital requirement by approximately $5,474,000.

11. Employee benefit plan

The Partnership sponsors a 401(k) plan (the "Plan") whereby all qualified employees are eligible to participate. The expense under the Plan for the year ended December 31, 2007 was $205,008. The Partnership may contribute to the Plan on a discretionary basis.

12. Assignment of rights

In October 2007, the Partnership sold the rights of certain retirement accounts to a third party for cash and stock, resulting in a gain of approximately $436,000. Additional cash and stock is due through October 2009, subject to certain purchase price adjustments, defined in the agreement. The Partnership received 91,349 shares of National Retirement Partners, Inc. stock relating to this transaction which were valued at zero at the date of the transaction and as of December 31, 2007. Commissions generated from these accounts were approximately $550,000 for the period January 1, 2007 to September 30, 2007 and are included in commissions and fees in the statement of income.

END